Exhibit (a)(1)(L)
EFiled: Jan 14 2011 10:50 AM EST
CASE NO. 6126-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH P. DALY, individually and on behalf of all others similarly situated,	) )
)
Plaintiff,	)
	)	C.A. No.:
v.	)
)
MICHAEL FERRARA, GEORGE UVEGES, LEO ROY, ERIC WALTERS, HENRY KAY, STEPHEN ROBINSON, MICROFLUIDICS INTERNATIONAL CORPORATION, IDEX CORPORATION, and NANO MERGER SUB, INC.,	) ) ) ) ) )
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY
     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this class action on behalf of the public stockholders of Microfluidics International Corporation (“Microfluidics” or the “Company”) against Microfluidics’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to IDEX Corporation (“IDEX”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price.
     2. Microfluidics is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. Microfluidics is the exclusive producer of Microfluidizer high shear fluid processors for uniform particle size reduction, robust cell disruption and bottom-up nanoparticle creation.
     3. On January 10, 2011, IDEX and the Company announced a definitive agreement under which IDEX, through its wholly owned subsidiary, Nano Merger Sub, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Microfluidics for $1.35 per share in cash. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. Given Microfluidics’s recent strong performance, analyst expectations, and synergies IDEX will realize from the merger, the $1.35 per share consideration Microfluidics shareholders are to receive is inadequate and significant undervalues the Company.
     4. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated January 10, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides IDEX with five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay IDEX a termination fee of 860,000 and expenses of up to $140,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Microfluidics.

     5. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Microfluidics and IDEX have aided and abetted such breaches by Microfluidics’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.
PARTIES
     6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Microfluidics.
     7. Microfluidics is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 30 Ossipee Road, Newton, MA 02464.
     8. Defendant Michael Ferrara (“Ferrara”) is the President, Chief Executive Officer, and a director of the Company. He joined the Company on November 14, 2007 as the Chief Executive Officer.
     9. Defendant George Uveges (“Uveges”) has served as a director of the Company since November 2005 and was appointed Chairman of the Board in January 2010.
     10. Defendant Leo Roy (“Roy”) has been a director of the Company since 2000.
     11. Defendant Eric Walters (“Walters”) has been a director of the Company since 2005.
     12. Defendant Henry Kay (“Kay”) has been a director of the Company since 2010.
     13. Defendant Stephen Robinson (“Robinson”) has been a director of the Company since 2010.
     14. Defendants referenced in ¶¶ 8 through 13 are collectively referred to as the Individual Defendants and/or the Board.

     15. Defendant IDEX is a Delaware corporation and is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications.
     16. Defendant Nano Merger Sub, Inc. is a Delaware corporation wholly owned by IDEX that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     17. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Microfluidics and owe them, as well as the Company, a duty of care, loyalty, good faith, and independence.
     18. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

          (d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
          (a) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Microfluidics.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Microfluidics common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     22. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of January 11, 2011, Microfluidics has approximately 10.43 million shares outstanding.

          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)	Have Microfluidics, IDEX, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
          (h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy
FURTHER SUBSTANTIVE ALLEGATIONS
The Proposed Transaction
     23. Microfluidics is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. Microfluidics is the exclusive producer of the Microfluidizer family of high shear fluid processors for uniform particle size reduction, robust cell disruption and nanoparticle creation. Used primarily by pharmaceutical, biotechnology, chemical, cosmetic, nutraceutical/food and energy companies to research, develop and improve products with efficient processes, more than 3,000 Microfluidizer processors are installed at customer sites in 50 countries around the world.
     24. In a press release dated January 11, 2011, the Company announced that it had entered into a merger agreement with IDEX pursuant to which IDEX, through Merger Sub, will acquire all of the outstanding shares of the Company for $1.35 per share.
     25. The Merger Agreement provides for a two-step transaction. The first step will be a cash tender offer for all outstanding Microfluidics common stock, which is expected to commence in January 2011. In a second step merger, any untendered shares of Microfluidics common stock (other than those of dissenting holders) will be converted into the right to receive the same price paid in the offer.
     26. In conjunction with the execution of the Merger Agreement, Irwin Gruverman, the Company’s former Chief Executive Officer, and all of the Company’s directors and executive officers, each entered into a Tender and Support Agreement with IDEX and Merger Sub whereby each such stockholder agreed, among other things, to tender all of their shares in the tender offer. In the aggregate, such stockholders own shares representing approximately 16% of the Company’s shares as of December 31, 2010.
     27. Moreover, in connection with the execution of the Merger Agreement, Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Celgene Corporation has agreed to sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for shares representing approximately 28% of the outstanding shares of Microfluidics based on shares outstanding at December 31, 2010).
The Proposed Transaction Consideration Is Inadequate
     28. The Proposed Transaction consideration is inadequate and significantly undervalues the Company. The Company has been performing very well recently. On

November 15, 2010, the Company announced its financial results for the nine months ended September 30, 2010. The Company announced that it grew revenues by 12% to $12.9 million, an increase of $1.4 million, for the nine months ended September 30, 2010 as compared to revenues of $11.5 million for the same period in 2009. In addition, the Company delivered an EBITDA of $769,000 for the nine months ended September 30, 2010 compared with an EBITDA of $227,000 for the same period in 2009. “We continue to improve the financial stability of the Company as our nine month results demonstrate,” said Peter Byczko, Vice President of Finance and Chief Accounting Officer. “This performance directly supported our ability in October to obtain a one-year extension on our $1 million secured revolving credit line with Webster Bank. This line of credit coupled with our $2 million cash position at the end of the third quarter provides the Company with important flexibility as we continue to focus on growing our business.”
     29. Further, on October 18, 2010, analyst Dawson James initiated coverage on Microfluidics setting a price target of $2.00 per share.
     30. In addition, the Proposed Transaction consideration fails to adequately compensate Microfluidics’s shareholder for the significant synergies created by the merger. Microfluidics’ product and service offerings will enhance IDEX’s micro fluidics and micro particle technology position. Microfluidics will operate as a stand-alone business within the IDEX Fluid and Metering segment and is expected to be accretive to IDEX’s earnings in 2011. Commenting on the Proposed Transaction, IDEX Chairman and Chief Executive Officer Larry Kingsley stated, “We are thrilled that Microfluidics has decided to join the IDEX team. Microfluidics’ leading technology in particle size reduction and nanoparticle creation adds enabling technology to one of our key platforms supporting pharmaceutical research and production. Combining Microfluidics with our Quadro and Fitzpatrick pharma platform will allow for significant growth opportunities across the globe.” Despite the significant synergies inherent in the transaction for IDEX, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to IDEX.
The Preclusive Deal Protection Devices
     31. Moreover, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     32. By way of example, §5.4(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by IDEX. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.
     33. In addition, pursuant to §5.4 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify IDEX of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with IDEX in order to enter into the competing proposal, it must grant IDEX five business days in which the Company must negotiate in good faith with IDEX (if IDEX so desires) and allow IDEX to amend the terms of the Merger Agreement to make a counter-offer so that competing bid ceases to constitute a superior proposal, i.e. IDEX simply needs to match the terms of the superior proposal. In other words, the Merger Agreement gives IDEX access to any rival bidder’s information and allows IDEX a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor IDEX and piggy-back upon the due diligence of the foreclosed second bidder.
     34. In addition, the Merger Agreement provides that a termination fee of $860,000 and expenses of up to $140,000 must be paid to IDEX by Microfluidics if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     35. IDEX is also the beneficiary of a “Top-Up” provision that ensures that IDEX gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if IDEX receives 90% of the shares outstanding through its tender offer, it can effect a short- form merger. In the event IDEX fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants IDEX an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.
     36. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.
Microfluidics’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to Microfluidics’s Public Shareholders
     37. In addition, certain of the Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Microfluidics’s public shareholders. For example, certain of the Company’s directors and executive officers hold unvested stock options of the

Company that, pursuant to the Merger Agreement, will accelerate and automatically vest prior to the consummation of the Proposed Transaction, and will entitle the holder to receive the Proposed Transaction consideration. As stated in the Merger Agreement:
(a) Treatment of Options. Prior to the Acceptance Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions and take all other actions necessary to provide that, upon the Acceptance Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any stock option plan of the Company, including the Microfluidics International Corporation 2006 Stock Plan, the 1988 Stock Plan and the 1989 Non-Employee Director Plan and any other similar plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled, cease to exist and no longer be exercisable or outstanding, and in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e)) of an amount equal to the product of (x) the total number of Shares previously subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (each such amount payable hereunder or any other amount paid in respect of a Company Option that constitutes a Company Expense, a “Stock Option Payment”). Without limiting the foregoing, the Company will obtain all necessary consents and take all other actions necessary to ensure that former holders of Company Options will have no rights from and after the Acceptance Time with respect thereto, other than the right to receive payment of the Stock Option Payment, which the Company shall pay through its payroll system as promptly as practicable after the Acceptance Time.
     38. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duties
(Against All Individual Defendants)
     39. Plaintiff repeats all previous allegations as if set forth in full herein.
     40. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Microfluidics and have acted to put their personal interests ahead of the interests of Microfluidics shareholders.
     41. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Microfluidics’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     42. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Microfluidics because, among other reasons:
          (a) they failed to take steps to maximize the value of Microfluidics to its public shareholders and took steps to avoid competitive bidding;
          (b) they failed to properly value Microfluidics; and
          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.
     43. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Microfluidics’s assets and will be prevented from benefiting from a value-maximizing transaction.

     44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     45. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against Microfluidics, IDEX, and Merger Sub)
     46. Plaintiff repeats all previous allegations as if set forth in full herein.
     47. As alleged in more detail above, Defendants Microfluidics, IDEX, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     48. As a result, Plaintiff and the Class members are being harmed.
     49. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COOCH AND TAYLOR, P.A.
/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building 1000 West Street, 10th Floor Wilmington, DE 19801 (302) 984-3800 Attorneys for Plaintiff

DATED: January 14, 2011
OF COUNSEL
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
30 Broad Street, 15th Floor
New York, NY 10004
Tel: (212) 363-7500
Fax: (212) 363-7171